Exhibit 99.1

Bitfarms Schedules First Quarter 2024 Conference Call on
May 13, 2024

TORONTO and BROSSARD, Québec, April 26, 2024 -- Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin mining company, will report its first quarter 2024 financial results on Monday May13, 2024, before the market opens. Management will host a conference call on the same day at 8:00 am EST. A presentation of the Q1 2024 results will be accessible before the call on the Investor website and can be accessed here.

Participants may join by calling 877-545-0523 (domestic) or 973-528-0016 (international) and referencing access code 878603. If you do not have the code, then you may reference the Bitfarms’ Q1 2024 results conference call.

The conference call will also be available through a live webcast found here.

A webcast replay can be accessed in the Events section of our Investor website approximately one hour after the call. An audio replay will be available through June 3, 2024, and can be accessed at 877-481-4010 (domestic), or 919-882-2331 (international), using access code 50495.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca